Exhibit 21

SUBSIDIARIES of UTAH MEDICAL PRODUCTS, INC.

Subsidiary Name	Jurisdiction of Organization	Business Name
Utah Medical Products Ltd.	Bermuda	Utah Medical Products
Columbia Medical & Surgical, Inc.	Oregon	Utah Medical Products
Abcorp Medical	Florida	Utah Medical Products
Femcare Group Limited	United Kingdom	Femcare Group
Femcare Limited	United Kingdom	Femcare Limited
Femcare Australia Pty Ltd	Australia	Femcare Australia
Utah Medical Products Canada Inc.	Canada	Femcare Canada